

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2014

Via E-mail
Jonathan S. Mothner
Executive Vice President, General Counsel and Secretary
Synchrony Financial
777 Long Ridge Road
Stamford, CT 06902

> **Re: Synchrony Financial**
> **Registration Statement on Form S-1**
> **Filed March 13, 2014**
> **File No. 333-194528**

Dear Mr. Mothner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. The registration statement contains a number of blanks for information such as the number of shares being offered, use of proceeds, dilution and capitalization. Please revise to include any missing information in your next amendment. In particular, please revise to include the percentage of beneficial ownership that GE will retain in your outstanding common stock so that the staff may conduct an appropriate review of your related disclosure.

Non-GAAP Measures, page iii

2. You disclose here and on page 104 that your regulatory capital ratios are non-GAAP measures and that they may not be comparable to similarly titled measures reported by other companies. Please tell us why you believe your regulatory capital ratios are non-

GAAP measures and more clearly explain to us why the ratios are not comparable to other companies' capital ratios.

Summary

Our Value Proposition, page 3

3.  We note your disclosure that, based on your research and experience, average sales per customer in your Retail Card and Payment Solutions platforms are higher for customers who use your cards compared to consumers who do not.  Please revise to include specific support and comparisons for this statement.

GE Ownership and Our Separation from GE, page 9

4.  Please revise this section and use bullets for each significant action, such as, this offering, the separation and GE SLHC Deregistration.  For each of these bullets, revise to estimate the anticipated timeframe for completion, the cost to the Company, and its future impact on profitability.  In this regard, please cross-reference to the risk factors and elsewhere to see a more detailed discussion.

Debt Financings, page 10

5.  Revise to disclose the current debt structure and the average cost of existing debt.  In addition, add discussion as to whether you believe the new debt will be on substantially similar terms to the current debt and, if not, describe and discuss the impact on your profitability going forward.

The Offering

Dividend Policy, page 12

6.  Revise to disclose your current intentions with regard to paying the dividend and under present regulations, disclose what amounts are available to pay dividends.

Risk Factors

Our results depend, to a significant extent, on the active and effective promotion…, page 21

7.  We note your disclosure that a partner may choose to promote a competitor's financing over yours.  Please add additional detail regarding this disclosure, including the general frequency in which this occurs and whether you have, or utilize, any recourse when partners do not sufficiently promote your product.

A reduction in our credit ratings could materially increase the cost of our funding…, page 22

8.  We note your disclosure that there is no assurance that you will be able to maintain your unsecured debt or asset-backed securities credit ratings.  Please revise to reflect your disclosure in the previous risk factor that your credit rating from the rating agencies will be lower than GECC's current credit rating.

Fraudulent activity associated with our products and services…, page 32

9.  We note your disclosure that your fraud-related losses have increased significantly since 2011.  Please revise to provide information regarding how this compares to the fraudulent activity amongst your competitors and within your market of products and services.

Our business could be adversely affected if we are unable to attract, retain and motivate key officers and employees…, page 36

10. Please revise to explain whether you anticipate any significant changes to the management team following the completion of the offering or the Separation.

Changes to our methods of offering our CareCredit products…, page 40

11. Revise the disclosure under CareCredit on page 3 to disclose the Consent Order and the Assurance and indicate when they became effective, when you expect to be in full compliance and the estimated costs to comply as well as its anticipated impact on your profitability going forward.  In addition, file the agreements as exhibits.

Use of Proceeds, page 57

12. Please revise to clarify the reasons for and benefits from repaying outstanding related party debt at the same time you enter into new related party debt agreements.

Selected Historical and Pro Forma Financial Information

Condensed Combined Statements of Financial Position Information, page 68

13. Please do not include a pro forma adjustment in income statement related to the incremental interest income as described in footnote (b) on page 70.  However, any estimate of incremental interest income can be included in the footnotes.

14. We note footnote (j) on page 71 stating you have not reflected various adjustments to your pro forma financial information.  We further note that some of these adjustments appear to pertain to various arrangements you have in place with GECC.  Please note that the impact of any terminated or revised cost sharing agreements should be reflected in the pro forma financial information, in accordance with ASC 205-10-S99-7.  Please revise accordingly, or tell us why you believe the costs described in footnote (j) should be excluded from your pro forma financial statements.

15. We note you have excluded certain expenses related to the 2014 Long-Term Incentive Plan, as indicated in footnote (j)(4). However, we note you have included the expenses associated with the Founder's Grant of restricted stock units and options to certain employees under the 2014 Long-Term Incentive Plan, in footnote (e). Please tell us in detail and revise to clarify why you are treating apparently similar charges differently in the pro forma financial statements.

Management's Discussion and Analysis

Separation for GE and Related Financial Arrangements, page 76

16. You disclose on page 77 that GE makes payments on your behalf for payroll, corporate credit card bills and freight expenses that are not included in the Direct Costs disclosure preceding this disclosure. Please tell us in detail and revise your disclosure to clarify the difference between these functions/services provided by GE and those included as direct costs or indirect costs.

Non-GAAP Measures, page 89

17. We note the tabular data presented on pages 90 and 91 for your three platforms. We further note that you reconcile "platform revenue" for each of the three platforms to "interest and fees on loans" for each of the three platforms. Please revise to provide a reconciliation of total platform revenue to total interest and fees on loans so that your presentation includes a GAAP measure that ties out to your Combined Statements of Earnings. You may refer to Item 10(e)(1) of Regulation S-K for guidance.

Deposits, page 97

18. We note your disclosure on page 25 that you intend to continue to rely on brokered deposits as a source of funding. To the extent your brokered deposits are highly rate-sensitive, please revise to disclose the related risks and discuss how you manage these risks.

Business

Retail Card

Retail Card Partners, page 119

19. Please file the program agreements with JCPenney and Wal-Mart as exhibits to the registration statement, or please explain how you concluded that you are not required to do so pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Direct Banking, page 128

20. We note your disclosure on page 129 that you sold substantially all of the deposits related to the prepaid re-loadable card product. Please briefly explain your decision to cease offering this product.

Regulation

Savings Association Regulation

Activities, page 146

21. You may not qualify the discussion of the operating agreement with the OCC described on page 146 by reference to the full text of the agreements. Revise to state that all material terms have been described. Please make similar changes to the introductory paragraph to the discussion of the agreements with GE and GECC on page 183.

Management

Executive Officers and Directors, page 151

22. For each of the directors, please expand your discussion of the experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e)(1) of Regulation S-K.

Composition of Board of Directors, page 154

23. We note that the board will have three independent directors following the completion of the offering, one of whom will be the Chairman. We note also that the board will need the three independent directors to have heavy involvement in the board committees since each committee requires at least two independent directors. Please explain how these directors will be nominated and elected.

Compensation Discussion and Analysis

2013 Compensation Elements

Transaction Awards, page 161

24. Please file the transaction award agreements for the NEOs as exhibits to the registration statement.

Financial Statements, page F-3

25. Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

Allowance for Loan Losses, page F-10

26. We note you revised your method for classifying loan receivables as non-accrual during the fourth quarter of 2013. Please revise to estimate the impact of the change on your earnings as of December 31, 2013 and going forward or disclose that the impact was not material.

Note 14. Related Party Transactions and Parent's Net Investment, page F-35

27. We note your disclosure on page F-8 that the historical financial results may not be indicative of the results that would have been achieved had you operated as a separate, stand-alone entity during these periods. Please revise to disclose an estimate, to the extent material, of what the expenses would have been on a stand-alone basis for each period presented. You may refer to Question 2 of ASC 225-10-S99-3 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Babette Cooper at (202) 551-3396 or Michael Volley at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney

cc.     Via E-mail
       Corey Chivers
       Weil, Gotshal & Manges LLP